Exhibit 10.03

EXECUTIVE EMPLOYMENT AGREEMENT

In consideration for being employed by Adaptec, Inc. (hereinafter, "*Adaptec*"), Russell Johnson, (hereinafter, "*Employee*") and Adaptec acknowledge and agree to be bound by the following Executive Employment Agreement (this "*Agreement*") effective as of May 1, 2007 (the "*Effective Date*"). This supersedes the terms of employee's offer letter.

1.　　**DUTIES AND RESPONSIBILITIES**: Employee will be employed by Adaptec in the position of Vice President Worldwide Sales reporting to Adaptec's Chief Executive Officer (hereinafter, "*CEO*"). Employee's duties and responsibilities will be assigned by Adaptec's CEO or his designee. Employee's duties and responsibilities may be altered, modified and changed as Adaptec's CEO deems appropriate.

2.　　**COMPENSATION**: Employee's target annual earnings will be $330,240 per year. Adaptec's CEO and Compensation Committee of the Board of Directors may increase Employee's target annual earnings from time to time as they deem appropriate. Employee's pay consists of base pay and incentive pay. The performance targets for Adaptec and Employee which shall serve as the basis for awarding Employee an incentive bonus shall be established by Adaptec's CEO and Board of Directors, in their sole discretion, at the beginning of each Fiscal Year. It is within the sole discretion of Adaptec's CEO or his designee to determine whether Employee achieved all or part of the targets established as well as the resulting incentive amount to be awarded. All bonus plans, including all performance targets and all other aspects and conditions of those plans, shall be established by and subject to change and modification by Adaptec's CEO and Board of Directors in their sole discretion.

3.　　**STOCK OPTIONS**: As deemed appropriate by Adaptec's CEO and Board of Directors, Employee may receive option grants and restricted stock awards under the 2004 Equity Incentive Plan and successor equity plans. The future grants will vary in number given and in vesting schedules.

4.　　**BENEFITS**: Employee shall be eligible for all benefits normally and regularly provided to Adaptec's executive staff as may be in effect from time to time, if any, in accordance with the rules established from time to time for individual participation in any such plans. In addition, Employee will be entitled to receive the following benefits: a $650 per month automobile allowance, reimbursement for personal financial and tax advice up to $2,500 per year, reimbursement for health club initiation fees of up to $300 plus 50% of the club's monthly dues up to $55.00 per month, survivor benefit management services up to a maximum cost of $3,000, and a company-paid annual physical examination.

5.　　**EMPLOYEE'S AT-WILL EMPLOYMENT**: Employee understands and agrees that his employment relationship with Adaptec is for an **INDEFINITE PERIOD** and is on an **AT-WILL** basis. This means that Employee is free to terminate his employment with Adaptec at any time with or without cause or notice and that Adaptec is similarly entitled to terminate Employee's employment at any time with or without cause or notice. Employee understands and agrees that the **AT-WILL** nature of his employment with Adaptec will be maintained throughout the time he is employed by Adaptec and can only be changed by an express written employment contract specifically prepared for Employee and signed by Adaptec's CEO. If Employee's employment is terminated for any reason, Employee shall not be entitled to any payments, benefits, damages, awards or compensation other than as expressly and specifically required by Section 10 of this Agreement.

6.   **OUTSIDE ACTIVITIES**: During Employee's employment with Adaptec, he agrees to devote his full productive time, energies and abilities to the proper and efficient management of Adaptec's business. Without express, prior written authorization from Adaptec's CEO, Employee shall not, directly or indirectly, during the term of his employment: (1) render services of a business, professional or commercial nature, to any other person, firm, entity, or business, whether for compensation or otherwise; or (2) engage in any activity competitive with or adverse to Adaptec's business or welfare, whether alone, or as an owner, shareholder or partner, or as an officer, director, employee, advisor, contractor or consultant; or (3) serve as a Director of a for-profit public company or as a Director of a for profit private company.

7.   **PROTECTION OF ADAPTEC'S CONFIDENTIAL AND PROPRIETARY INFORMATION AND TRADE SECRETS**: During Employee's employment with Adaptec as well as at all times following his termination thereof, Employee agrees to abide by and comply with the Employee Proprietary Information Agreement which he entered into, a copy of which is attached hereto and incorporated herein as "Exhibit A."

8.   **TERMINATION OF EMPLOYMENT**: Employee's employment with Adaptec is at-will and may be terminated by Employee or by Adaptec at any time for any reason as follows:

(a)   Employee may terminate employment upon written notice to Adaptec for "Good Reason," as defined below (an *"Involuntary Termination"*);

(b)   Employee may terminate employment upon written notice to Adaptec at any time in Employee's discretion without Good Reason (*"Voluntary Termination"*);

(c)   Adaptec may terminate Employee's employment upon written notice to Employee at any time following a determination that there is "Cause," as defined below, for such termination (*"Termination for Cause"*);

(d)   Adaptec may terminate Employee's employment upon written notice to Employee at any time without Cause for such termination (*"Termination without Cause"*);

(e)   Employee's employment will automatically terminate upon Employee's death or upon Employee's disability as determined by Adaptec (*"Termination for Death or Disability"*); provided that "disability" shall mean Employee's complete inability to perform Employee's job responsibilities for a period of ninety (90) consecutive days or ninety (90) days in the aggregate in any twelve (12) month period.

9.   **DEFINITIONS**. As used in this Agreement, the following terms have the following meanings:

(a)   "*Cause*" means Employee's (i) neglect or poor performance of duties, if not remedied to the satisfaction of the CEO after written notice has been given to the Employee by the CEO or his or her designee; (ii) willful and deliberate malfeasance or gross negligence in the performance of duties and responsibilities; (iii) commission of any act of fraud, gross misconduct or dishonesty with respect to Adaptec; (iv) conviction of, or plea of guilty or "no contest" to, a felony, a serious violation of the law or a crime involving moral turpitude, fraud, or misappropriation of funds; (v) breach or violation of this Agreement or any proprietary information and inventions or confidentiality agreement with Adaptec, including the Employee Proprietary Information Agreement; or (vi) refusal or unwillingness to follow the lawful directions of the CEO or the Board.

(b)   "*Change of Control*" means (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than Adaptec, a subsidiary or an Adaptec employee benefit plan, including any trustee of such plan acting as trustee) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Adaptec representing fifty percent (50%) or more of either the then outstanding shares of the common stock of Adaptec or the combined voting power of Adaptec's then outstanding securities; (ii) a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. "*Incumbent Directors*" shall mean directors who either (I) are directors as of the date hereof, or (II) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to Adaptec); (iii) the consummation of a merger or consolidation of Adaptec with any other corporation, other than a merger or consolidation which would result in the voting securities of Adaptec outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the then outstanding shares of the common stock of Adaptec and the combined voting power of Adaptec's then outstanding securities; or (iv) the consummation of the sale or disposition by Adaptec of all or substantially all Adaptec's assets.

(c)   "*Good Reason*" means Employee terminates employment within sixty (60) days following the occurrence of any of the following taken without Employee's written consent (i) a material reduction in Employee's duties or responsibilities from those in effect prior to a Change of Control; (ii) a requirement by Adaptec that Employee relocate Employee's principal office to a facility more than twenty-five (25) additional commuting miles from Adaptec's current headquarters; or (iii) a material reduction in Employee's annual base salary and target incentive compensation by 5% (other than in connection with a general decrease in the salary of all similarly situated employees of Adaptec); provided that Employee has given notice to any successor entity following such action and a thirty (30) day opportunity to cure.

10.   **SEPARATION PAYMENTS AND BENEFITS**. Upon termination of Employee's employment with Adaptec for any reason, Employee will receive payment for all unpaid salary and vacation accrued as of the date of termination of employment, and benefits will be continued under Adaptec's then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Under certain circumstances and conditioned upon Employee's execution of a release and waiver of claims (acceptable to, and in such form and substance as provided by, Adaptec) against Adaptec, its officers and directors, Employee will also be entitled to receive the payments and benefits as set forth below; provided, however, that Employee shall not be entitled to the payments and

benefits set forth below in the event Employee's termination occurs following the three-year anniversary of the Effective Date.

(a)   In the event of Employee's Voluntary Termination, Termination for Cause, or Termination for Death or Disability, Employee will not be entitled to any cash or other severance benefits or any accelerated vesting of Adaptec equity awards Employee may then hold.

(b)   **In the event of Adaptec's termination of Employee which constitutes a Termination without Cause**, Employee will be entitled to (i) a lump sum payment in an amount equal to nine (9) months of Employee's then current target annual earnings plus, for each year of Employee's service with Adaptec in excess of three years, an additional week of base salary not to exceed eight additional weeks, (ii) provided Employee becomes eligible and timely elects to continue Employee's health coverage under COBRA, reimbursement for any COBRA payments made by Employee with respect to Employee and Employee's legal dependents in the nine (9) months following the date of termination, and (iii) outplacement services through the use of a company or consultant to be chosen by Employer in an amount not to exceed $10,000 (to be paid by Adaptec directly to the outplacement service provider). Any severance payment made pursuant to this section shall be paid within thirty (30) days following the date of Employee's termination, or at a later date if so required pursuant to Section 409A(2)(B) of the Internal Revenue Code of 1986 (the "*Code*"), as amended.

(c)   **In the event of Employee's Involuntary Termination or Adaptec's termination of Employee which constitutes a Termination without Cause,** in each case occurring within one (1) year following a Change of Control, in lieu of the payments and benefits pursuant to Section 10(b) (unless payable pursuant to the last sentence of this Section 10(c)), Employee will be entitled to (i) a lump sum payment in an amount equal to twelve (12) months of Employee's then current annual base salary, (ii) a lump sum payment in an amount equal to Employee's then-applicable annual target bonus opportunity, (iii) provided Employee becomes eligible and timely elects to continue Employee's health coverage under COBRA, reimbursement for any COBRA payments made by Employee with respect to Employee and Employee's legal dependents in the twelve (12) months following the date of termination, (iv) outplacement services through the use of a company or consultant to be chosen by Employer in an amount not to exceed $10,000 (to be paid by Adaptec directly to the outplacement service provider) and (v) accelerated vesting with respect to one hundred percent (100%) of any then-unvested shares subject to all Adaptec equity awards then held by Employee. Any severance payment made pursuant to this section shall be paid within thirty (30) days following the date of Employee's termination, or at a later date if so required pursuant to Section 409A(2)(B) of the Code. In the event Employee has completed less than one (1) year of service with Adaptec at the time of Employee's Involuntary Termination or Termination without Cause occurring within one (1) year following a Change of Control, then Employee will receive the greater of (determined without taking into account the value of accelerated vesting under Section 10(c)(v) hereof) (A) a prorated amount of the payments and benefits provided under this Section 10(c) or (B) the payments and benefits provided under Section 10(b) above.

11.   **NON-SOLICITATION**. Employee agrees that for a period of twelve (12) months immediately following a termination of employment for any reason, Employee shall not either directly or indirectly solicit, induce, recruit or encourage any of Adaptec's employees to leave their employment, or take away such employees, or attempt to solicit, induce, recruit,

encourage, or take away employees of Adaptec, either for Employee or any other person or entity. Employee further agrees not to otherwise interfere with the relationship of Adaptec or any of its subsidiaries or affiliates with any person who, to Employee's knowledge, is employed by or otherwise engaged to perform services for Adaptec or its subsidiaries or affiliates (including, but not limited to, any independent sales representatives or organizations) or who is, or was within the then most recent prior twelve-month period, a customer or client of Adaptec, or any of its subsidiaries.

12.   **COOPERATION**. Both during employment with Adaptec and following termination, Employee shall cooperate fully with Adaptec in the defense of any action or proceeding brought by any third party against Adaptec that relates in any way to Employee's acts or omissions while employed by Adaptec. Such cooperation shall include, but not be limited to, Employee making himself or herself available to Adaptec and its counsel for interviews and to provide testimony by declaration, deposition, and/or trial as requested by Adaptec's counsel.

13.   **FINAL AND BINDING ARBITRATION**. The parties agree that any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be submitted to the American Arbitration Association ("*AAA*") and that a neutral arbitrator will be selected in a manner consistent with its National Rules for the Resolution of Employment Disputes. The arbitration proceedings will allow for discovery according to the rules set forth in the National Rules for the Resolution of Employment Disputes (the "*Rules*"). All arbitration proceedings shall be conducted in Santa Clara County, California.

Except as provided by the Rules, arbitration shall be the sole, exclusive and final remedy for any dispute between Employee and Adaptec. Accordingly, except as provided for by the Rules, neither Employee nor Adaptec will be permitted to pursue court action regarding claims that are subject to arbitration. The parties expressly waive any entitlement to have such controversies decided by a court or a jury. In addition to the right under the Rules to petition the court for provisional relief, Employee agrees that any party may also petition the court for injunctive relief where either party alleges or claims a violation of this Agreement in particular Section 7 of this Agreement.

14.   **PAYMENT OF TAXES**: All payments made to Employee under this Agreement shall be subject to all applicable federal and state income, employment and payroll taxes. Employee is responsible for legally mandated payroll deductions and withholdings.

15.   **RETURN OF ADAPTEC EQUIPMENT AND PROPERTY**. At the time of Employee's termination of employment with Adaptec, Employee agrees to return to Adaptec all Adaptec property and equipment, including but not limited to, computers, printers, computer diskettes, software, files, records, computations, reports, studies, manuals, notebooks, documents, correspondence, customer lists, lists of potential customers, and any and all other confidential information or records and other similar items relating to Adaptec's business, whether prepared by Employee or otherwise coming into Employee's possession.

16.   **ENTIRE AGREEMENT**: This Agreement supersedes any and all other agreements or understandings, including, but not limited to, any provision of any equity plan or agreement with respect to vesting of awards granted following the Effective Date, whether oral, implied or in writing, between the parties hereto with respect to the subject matters covered

herein, and contains all of the covenants and agreements between the parties with respect to such matters in their entirety. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement or promise not contained in this Agreement shall be valid or binding. Any modification to this Agreement shall be effective only if it is in writing and signed by Employee and Adaptec's CEO.

17. **PARTIAL INVALIDITY**: If any other provision in this Agreement is held by a court or arbitrator of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

18. **APPLICABLE LAW**: The laws of the State of California shall govern this Agreement, notwithstanding conflict of laws.

19. **CONFIDENTIALITY**: Employee agrees that at all times during his employment with Adaptec and following his termination he shall maintain as strictly confidential the existence of, and terms and conditions contained in, the Agreement, to the fullest extent allowed by law.

20. **PREPARATION OF AGREEMENT**: Regardless of which party initially drafted this Agreement, it shall not be construed against any one party, and shall be construed and enforced as a mutually prepared Agreement.

21. **NOTICES**: Any notice pursuant to this Agreement shall be deemed validly given or served if given in writing and delivered personally or ten (10) calendar days after being sent by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of Employee, mailed notices shall be addressed to him at the home address which he most recently communicated to Adaptec in writing. In the case of Adaptec, mailed notices shall be directed and addressed to Chairman and Chief Executive Officer, Adaptec, Inc., 691 South Milpitas Blvd., Milpitas, CA 95035.

22. **CONTINUING OBLIGATIONS**: Whether or not Employee's employment relationship with Adaptec is terminated, neither Employee nor Adaptec shall be relieved of the continuing obligations of the covenants contained in this Agreement.

23. **SUCCESSORS**: Adaptec shall require any successor or assignee, in connection with any sale, transfer or other disposition of all or substantially all of Adaptec's assets or business, whether by purchase, merger, consolidation or otherwise, expressly to assume and agree to perform Adaptec's obligations under this Agreement in the same manner and to the same extent that Adaptec would be required to perform if no such succession or assignment had taken place.

24. **EMPLOYEE'S REPRESENTATIONS**: Employee represents and warrants that he is free to enter into this Agreement and to perform each of the terms and covenants of it. Employee represents and warrants that he is not restricted or prohibited, contractually or otherwise, from entering into and performing this Agreement, and his execution and performance

of this Agreement is not in violation or breach of any other agreement between him and any other person or entity. Employee acknowledges and agrees that he is entering into this Agreement voluntarily and free of any duress or coercion.

ADAPTEC, INC.

/s/ 'Sundi' Subramanian Sundaresh
'Sundi Subramanian Sundaresh
Chief Executive Officer

Entered into at Milpitas, California, this 1st day of May, 2007.

/s/ Russell Johnson	Russell Johnson	
OFFICER'S NAME (signature)	(print name)	(start date)

Entered into at Milpitas, California, this 1st day of May, 2007.

EXHIBIT A

EMPLOYEE PROPRIETARY INFORMATION AGREEMENT

As an employee of Adaptec, Inc., its subsidiary or its affiliate (together, the "Company") and in consideration of the compensation now and hereafter paid to me, I agree to the following:

1. Maintain Confidential Information.

   a. Company Information. I agree at all times during the term of employment and thereafter to hold in strictest confidence, not to use, except for the benefit of the Company, or to disclose to any person, firm or corporation without written authorization of the Company, any trade secrets, confidential knowledge, data, or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information, or other subject matter pertaining to any business of the Company or any of its clients, consultants, or licensees.

   b. Former Employer Information. I agree that I will not, during my employment with the Company, improperly use or disclose any proprietary information or trade secrets of my former or concurrent employers or companies, or any other person, and that I will not bring onto the premises of the Company any unpublished documents or any property belonging to my former or concurrent employers or companies, or any other person, unless consented to in writing by said employers, companies, or other person.

   c. Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that I owe the Company and such third parties, during the term of my employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm, or corporation (except as necessary in carrying out my work for the Company or such third party (consistent with Company's agreement with such third party) without the express written authorization of the Company.

2. Retaining and Assigning Inventions and Original Works.

   a. Inventions and Original Works Retained by Me. I have listed in Section 8 hereof, descriptions of any and all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me prior to my employment with the Company, which belong to me, which relate to the Company's proposed business and products, and which are not assigned to the Company.

   b. Inventions and Original Works Assigned to the Company. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and will assign to the Company all my right, title, and interest in and to any and all inventions, original works of authorship, developments, improvements, or trade secrets which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employment of the Company. I recognize, however, that assignment to the Company under this provision of any invention is subject to Section 2870 of the California Labor Code which reads as follows:

"(a)   Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights to an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)   Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstratively anticipated research or development of the employer.

(2)   Result from any work performed by the employee for the employer.

"(b)   To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and unenforceable."

I acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are projectable by copyright are "works made for hire," as the term is defined in the United States Copyright Act (17 USCA, Section 101).

c.   Maintenance of Records. I agree to keep and maintain adequate and current written records of all inventions and original works of authorship made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

d.   Inventions Assigned to the United States. I agree to assign to the United States government, all my right, title, and interest in and to any and all inventions, original works of authorship, developments, improvements, or trade secrets whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.

e.   Obtaining Letters Patent, Copyrights, and Mask Work Rights. I agree that my obligation to assist the Company to obtain United States or foreign letters patent, copyrights, or mask work rights covering inventions, works of authorship, and mask works, respectively, assigned hereunder to the Company shall continue beyond the termination of my employment, but the Company shall compensate me at a reasonable rate for time actually spent by me at the Company's request on such assistance. If the Company is unable because of my mental or physical incapacity or for any reason to secure my signature to apply for or to pursue any application for any United States or foreign letters patent, copyrights, or mask work rights covering inventions or other rights assigned to the Company, as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and on my behalf and stead and to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent, copyrights, and mask work rights with the same legal force and effect as if executed by me. I hereby waive and quitclaim to the Company any and all claims of any nature whatsoever, which I now or may hereafter have infringement of any patents, copyrights, or mask work rights resulting from any such application assigned hereunder to the Company.

      f.   Exception to Assignment. I understand that the provisions of this Agreement requiring assignment to the Company do not apply to any invention which qualifies fully under the provisions of Section 2870 of the California Labor Code. I will advise the Company promptly in writing of any inventions, original works of authorship, developments, improvements, or trade secrets that I believe are exempt from assignment to the Company based upon the application of Section 2870 of the California Labor Code, and I will at that time provide to the Company in writing all evidence necessary to substantiate that belief. I understand that the Company will keep in confidence and will not disclose to third parties without my consent any confidential information disclosed in writing to the Company relating to inventions that qualify fully under the provisions of Section 2870 of the California Labor Code.

3.   Conflicting Employment. I agree that, during the term of my employment with the Company, I will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company.

4.   Solicitation of Company Employees. I agree that while employed by Adaptec and for one year following the termination of my employment, I will not disrupt, damage, impair, or interfere with the business of Adaptec, or directly or indirectly solicit the services of any Adaptec employee for another, or otherwise induce or attempt to induce such employees to terminate their employment with Adaptec.

5.   Company Documents and Property. I agree that at the time of leaving the employment of the Company, I will deliver to the Company (and will not keep in my possession or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to the Company, its successors or assigns. I further agree that any property situated on the Company's premises and owned by the Company, including desks, filing cabinets, or other storage or work area is subject to inspection by Company personnel at any time, with or without notice. In the event of termination of my employment, I agree to sign and deliver "Termination Statement" attached hereto as Exhibit A.

6.   Representations. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. I represent that my performance of all terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my

employment by the Company. I have not entered into, and agree that I will not enter into, any oral or written agreement in conflict herewith.

7.   General Provisions.

a.   Governing Law. This Agreement will be governed by the laws of the State of California.

b.   Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and merges all prior discussions between us. No modification of or amendment to this Agreement, or any waiver of any rights under this Agreement will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary, or compensation will not affect the validity or scope of this Agreement.

c.   Severability. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

d.   Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators, and other legal representatives and will be for the benefit of the Company, its successors and its assigns.

e.   Survival. The provisions of this Agreement shall survive the termination of my employment and the assignment of this Agreement by the Company to any successor in interest or other assignee.

f.   Employment. I agree and understand that nothing in this Agreement shall confer any right with respect to continuation of employment by the Company, or shall it interfere in any way with my right or the Company's right to terminate my employment at any time, with or without cause.

8.   List of Inventions. Pursuant to Section 2(a) of this Agreement, below is a list of my prior inventions and original works of authorship.

<u>Title</u>   <u>Date</u>   <u>Brief Description</u>

In the event, as a result of my work for the Company, the Company would infringe any intellectual property right of mine listed in Section 8 hereof, the Company shall automatically have a royalty free, nonexclusive license throughout the work including the right to grant and sublicense to the extent necessary to permit the Company to use and to enjoy all the resulting product of such work of mine to the fullest extent, unless, prior to initiating any such work, I obtain the waiver, in writing, of the Company, by an officer of the Company waiving the Company's license in such instance.

IF NO PRIOR INVENTIONS OR WORKS OF AUTHORSHIP ARE LISTED IN SECTION 8 HEREIN, I HEREBY AFFIRM THAT THERE ARE NO SUCH INVENTIONS OR ORIGINAL WORKS OF AUTHORSHIP.

/s/ Russell G. Johnson   Russell G. Johnson
Signature of Employee   Name of Employee (typed or printed)

June 10, 1996
Dated

ACCEPTED AND AGREED:

Adaptec, Inc.

By: /s/ Shirley B. Olerich   Title: HR Manager

Dated:

During the course of my employment by Adaptec, Inc., I acknowledge that I have acquired knowledge or had access to trade secrets and proprietary information of Adaptec, Inc. and the trade secrets and proprietary information of other third parties pursuant to agreements by and between Adaptec, Inc. and said third parties, including but not limited to, the information below.

- Financial and pricing information
- Adaptec, Inc. business, research, and new product plans and strategies
- Patent applications and patient disclosures
- Yields, designs, efficiencies, and capacities of production methods, facilities and systems
- Customer and vendor lists, contacts, habits, and plans
- Marketing information
- Process and manufacturing information
- Agreements with customers, vendors, and other companies
- Plastic overlays of circuits, circuit boards, and test chips
- Product and process specifications, procedures, and test reports
- Personnel lists and information regarding skills of various personnel
- Other (please state below)

_____

_____

_____

I further acknowledge that I have been advised, both during my employment and during my termination interview, as to my obligations to Adaptec, Inc. concerning trade secrets and proprietary information to which I may have had access during my employment, and of my continuing obligation to Adaptec, Inc. to keep confidential all trade secrets and proprietary information to which I may have had access during my employment. I further acknowledge that I have returned all copies of technical papers, specifications, customer lists, and all other Adaptec, Inc. proprietary information, including controlled design notebooks.

I have also been advised that I am free to use information in the public domain and my own skill, knowledge, know-how, and experience to whatever extent and in whatever way I wish so long as such use does not involve any such trade secrets and proprietary information. In addition, I acknowledge that I have no reports, drawings, documents, process specifications, masks, or other written materials of copies thereof or physical property of Adaptec, Inc. in my possession or custody in any location whatsoever.

Employee Signature: _____ Date: _____

Manager Signature*: _____ Date: _____

Employee Relations   Date:
Signature*: _____   _____

The foregoing Termination Statement has been reviewed and discussed with the terminating employee.